

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax: (816) 435-8630

August 23, 2010

Mr. Kenneth Hager
Chief Financial Officer
DST Systems, Inc
333 West 11th Street
Kansas City, MO 64105

   Re: DST Systems, Inc
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed February 26, 2010
      File No. 001-14036

Dear Mr. Hager:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief